Exhibit 97

Genworth Financial, Inc.

Incentive-Based Compensation Recovery Policy

Section 1. Introduction. The Management Development and Compensation Committee (the “Committee”) of the board of directors (the “Board”) of Genworth Financial, Inc. (the “Company”) has adopted the Incentive-Based Compensation Recovery Policy (the “Policy”) to provide for the recovery by the Company of a Recovery Trigger (as defined below) of certain incentive-based compensation received by certain current and former executive officers, as further specified in this Policy.

This Policy is intended to comply with the requirements of Section 303A.14 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”).

Section 2. Administration. The Committee will administer and interpret this Policy and make all determinations for the administration of this Policy. Any determinations made by the Committee will be final, binding and conclusive on all affected individuals. For the avoidance of doubt, the Committee will be comprised of independent directors under the NYSE listing rules and the Company’s Governance Principles, and any director who is a Covered Individual (as defined below) under the Policy may not participate in discussions related to, or vote on, any potential recovery of their Incentive-Based Compensation (as defined below) under the Policy.

Section 3. Statement of Policy. Following the occurrence of a Recovery Trigger, the Company will recover reasonably promptly the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s) (as defined below), except as provided in this Policy.

Section 4. Covered Individuals Subject to the Policy. The Policy is applicable to any current or former “executive officer” of the Company as defined in Section 303A.14 of the NYSE Listed Company Manual who has received the subject Incentive-Based Compensation after beginning service as an “executive officer” and who served as an executive officer at any time during the performance period (for that Incentive-Based Compensation) covered by the Recovery Period (together, “Covered Individuals”).

Section 5. Recovery Trigger for Accounting Restatements. A “Recovery Trigger” will have occurred upon the earlier to occur of: (i) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. For the purposes of this Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period).

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission (“SEC”).

Section 6. Recovery Period. The Policy will apply to Incentive-Based Compensation received during the three completed fiscal years immediately preceding the date on which a Recovery Trigger occurs (the “Recovery Period”). In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Section 7. Compensation “Received”. Incentive-Based Compensation is deemed to have been “received” by a Covered Individual in the fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the applicable award occurs after the end of that period. Notwithstanding anything to the contrary herein, the only compensation subject to the Policy is Incentive-Based Compensation “received” by Covered Individuals on or after October 2, 2023 and while the Company had a class of securities listed on a national securities exchange or national securities association.

Section 8. Incentive-Based Compensation Subject to Recovery. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) will be subject to this Policy. A “Financial Reporting Measure” is a measure that is determined and presented in accordance with accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

Section 9. Erroneously Awarded Compensation. In the event of a Recovery Trigger, the Committee will seek to recover from any applicable Covered Individual an amount of Incentive-Based Compensation received that exceeds the amount that otherwise would have been received by such Covered Individual had it been determined based on the restated amounts, computed without regard to any taxes paid (such excess amount, the “Erroneously Awarded Compensation”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received and (B) the Company will maintain documentation of that reasonable estimate and, if required by the NYSE, provide such documentation to the NYSE.

Section 10. Limited Exceptions. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B) or (C) of Section 303A.14 of the NYSE Listed Company Manual are met as follows:

(A) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the issuer must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE;

(B) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE; or

(C) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Section 11. Policy Relationship to Other Recoupment or Clawback Provisions. This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recovery provision in the Company’s other recoupment policies, plans, awards and individual employment or other agreements (including any recoupment provisions in the Company’s equity incentive plans or award agreements), and any other rights or remedies available to the Company, including termination of employment. In the event that a recovery is initiated under the Policy, amounts of Incentive-Based Compensation previously recovered by the Company from a Covered Individual pursuant to the Company’s other policies, plans, awards and individual employment or other agreements shall be considered so that recovery is not duplicative, provided that in the event of a conflict between any applicable clawback or recoupment provision, including the Policy, the right to clawback or recoupment shall be interpreted to result in the greatest clawback or recoupment from the Covered Individual.

Section 12. No Fault. Incentive-Based Compensation is subject to Recovery under this Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.

Section 13. Acknowledgement. Covered Individuals must sign the acknowledgment in the form of Annex A as soon as practicable after the later of (i) the effective date of this Policy or (ii) the date on which the individual is appointed to a position as a Covered Individual.

Section 14. Amendment of Policy. The Committee may alter or amend the Policy at any time, including to incorporate any obligations of Recovery under applicable law.

Section 15. Disclosure. The Company will file this Policy as an exhibit to its Form 10-K with the SEC and will comply with the disclosure requirements of Item 402(w) of Regulation S-K, SEC Rule 10D-1 and Section 303A.14 of the NYSE Listed Company Manual, as applicable.

Section 16. Indemnification. The Company is prohibited from indemnifying any Covered Individual against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to fund potential obligations to the Company under this Policy.

Section 17. Successors. The Policy shall be binding and enforceable against all Covered Individuals and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.

Section 18. Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Section 303A.14 of the NYSE Listed Company Manual, and any related rules or regulations promulgated by the SEC or the NYSE including any additional or new requirements that become effective after October 2, 2023.

Adopted by the Committee on October 23, 2023

ANNEX A

ACKNOWLEDGMENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the Genworth Financial, Inc. Incentive-Based Compensation Recovery Policy, which may be amended from time to time (the “Policy”), and agree to be bound by and subject to its terms and conditions for so long as I am a “Covered Individual” under the Policy. I further acknowledge, understand and agree that, as a Covered Individual, the Policy could affect the compensation I receive or may be entitled to receive from Genworth Financial, Inc. or its subsidiaries under various agreements, plans and arrangements with Genworth Financial, Inc. or its subsidiaries. To the extent permitted by law, I hereby authorize the Genworth Financial, Inc. to deduct from my wages and other forms of compensation (including but not limited to bonus, incentive, and equity compensation) any reimbursement or recovery pursuant to this Policy.

Signed:

Print Name:

Date: